

October 18, 2013

<u>Via E-mail</u>
Mr. Mario Augusto da Silva
Chief Financial Officer
Braskem S.A.
Av. das Nações Unidas, 8,501
São Paulo, SP—CEP 05425-070 Brazil

      Re: **Braskem S.A.**
               Form 20-F for the Fiscal Year Ended December 31, 2012
               Filed April 8, 2013
               File No. 1-14862

Dear Mr. Silva:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ John Cash

                                  John Cash
                                  Accounting Branch Chief